INVEST IN **THE CONSCIOUS PET**

# Healthy dog food upcycled from restaurant kitchen food-scraps in Austin TX



theconsciouspet.life Austin TX

Retail | Food | B2C | PBC & B Corps | Sustainability

LEAD INVESTOR

**Felipe Vega** CEO / Founder

I've worked with Mason and his various companies for 15 years. I've seen him grow and mature as an entrepreneur and believe he's a true innovator and top-tier leader. He approaches every company with fierce focus and an open mind to handle the ups and downs of launching and growing a business. Each company he starts seem to get better and better and this is his most exciting venture yet. His partners are talented and experienced entrepreneurs as well and Jess is a stellar sales/marketing lead. This should be an easy decision for anyone to invest in

**Invested $25,000 this round**

## Highlights

1. 📈Experienced founders with multiple exits & #3 on Inc 5000 meteoric growth
2. 💰Revenue share PLUS Equity ownership; 5% of net revenue
3. 🍗Clean ingredient human food, gently-cooked
4. 🐶Pet Food is a $34Billion industry and growing, but hasn't kept up with nutrition science
5. 🙌Public Benefit Corporation

6. 🚚Local supplv chain & deliverv minimizina risk and costs
5. 🙌Public Benefit Corporation

6. 🚚Local supply chain & delivery minimizing risk and costs
7. ♻️100% compostable packaging, zero-waste company
8. 🍽️ Upcycled restaurant scraps; 108 billion pounds of food is wasted in the US each

year

# Our Team



**Mason Arnold** Chief Dogxecutive Officer

started 6 companies prior — recognized in over 30 local, state, and national awards and has been featured in national press: WSJ, NY Times, and Entrepreneur. His previous company, Cece's Veggie Co., achieved the #3 spot on the Inc 5,000

> We care about being good pet parents and we care about the planet. We're combining the two in a way never done before so that you and your dog can sleep well knowing they're getting the perfect nutrition while also reducing their impact on the planet.



**Jessica Kezar** Vice Pawsident of Sales & Marketing

10 years in CPG space, grew from marketing contractor to VP of Sales for a national food company.



**Jeff Paine** Chief Dogperating Officer

Co-founded and grew a compost company from backyard to one of the largest in the region.



**Melanie MacFarlane** Chief Dog Whisperer

Co-founded and grew a compost company from backyard to one of the largest in the region.

# The Conscious Pet

## Dog Food Needs Help!

Most dog food is still kibble, made with animal meals & fillers, which are being linked to all kinds of health problems in dogs. The industry needs to shift to more nutritious foods and gently-cooked is proving to be the best all-around choice

| | Kibble | Frozen/Raw | The Conscious Pet |
|---|---|---|---|
| Ingredients | ✖ Dreaded 4 Ds, unfit for humans | ✔ Usually clean ingredients | ✔ Upcycled restaurant kitchen scraps, no fillers or grains, and nothing artificial |
| Preparation | ✖ Highly processed | ✖ Risk of bringing harmful bacteria and pathogens into the home | ✔ Gently cooked to kill pathogens and increase bioavailability of amino acids |
| Nutrition | ✖ Cooked at insane temperatures, destroys nutrition | ✔ Nutritious, often still has fillers | ✔ Human-grade, real nutritious food |
| Servability | ✔ Easy to serve | ✖ Takes time to thaw out, then messy & wet | ✔ Easy to serve |
| Storage | ✔ Easy to store | ✖ Requires freezer space | ✔ Easy to store |

## The Team

We're the super-stars for this business. With many decades of combined, and relevant, entrepreneurial experience, **over 30 awards** & regular national press coverage for our ventures, we're excited to share this opportunity with the community we call home. Prior success includes Cece's Veggie Co, which achieved the **#3 spot on the Inc 5,000** list of fastest growing companies in the country. **Read about it here**



## Market & Customer

Austin boasts a 500,000 pupulation (dogs in town) and Austinities spend the most on dog food of any major city precisely because they know, like 72% of dog parents nationally know, that higher quality dog food prevents sickness and helps our puppers be the best they can be. **We will launch exclusively in Austin, TX.** Online sales of dog food, like The Conscious Pet's DoggieBag product, are expected to grow by $7 Billion over the next 2 years.



## Upcycled Food & Sustainability

The term 'upcycle' means to take a product and make something better out of it than what it was going to be used for (or not used at all). **Restaurants waste ~27 Billion pounds of food each year.** We're rescuing these food scraps and upcycling them into nutritious food for your pets. We're a Public Benefit Corporation, a member of the Upcycled Food Association and the Pet Sustainability Coalition. We source & produce our food locally. We use 100% compostable packaging. We're a zero-waste facility & we'll use renewable energy to power the whole process.


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## Safety At Every Step

The Conscious Pet founders have a background in human food companies with years of experience creating healthy, fresh foods **meeting the highest standards of quality** that exist. We work closely with the restaurants to ensure safe handling of all product that we collect. We then apply these standards to our manufacturing process and test everything to ensure complete safety for your pet. Our proprietary process kills pathogens and creates a shelf-stable product (no refrigeration required) that's as safe to serve as kibble.


FOOD SAFETY

## AAFCO Complete & Balanced Nutrition

- Recipes developed by a PhD Nutrition-certified Veterinarian to make sure every meal has all the nutrition your dog needs for a happy and healthy life
- Fresh ingredients from local restaurants combined in the perfect mixture to meet AAFCO standards for complete & balanced
- Gently cooked (similar to air-dried or dehydrated) to increase bioavailability of amino acids
- Shelf-stable so no refrigeration required
- **DoggieBag Ingredients - Whole Chicken, Pork, *butternut squash, *carrot, *kale, *cucumber, *celery, whole food vitamin/mineral supplement mix. (*Organic)**

## Presenting DoggieBag

From kitchen scraps to your dog's bowl!


THIS BAG IS 100% COMPOSTABLE.
THE CONSCIOUS PET.
DoggieBag
A complete & balanced meal.
Made from local, upcycled restaurant kitchen scraps.
No Grains & Legumes
No Animal Meal or ByProducts
No Artificial Anything
FOODS
Chicken + Pork

## Competitive Brand Comparison

Because of our proprietary process and circular economy focus, we're able to bring you the **absolute best nutrition at a reasonable price**, putting DoggieBag in a league of it's own against the competition.


Price
The Farmer's Dog
"I and love and you."
JustFood ForDogs
the honest kitchen
DoggieBag
Quality/ Nutrition
WILD EARTH
OPEN FARM
Hill's


PURINA
PRO PLAN

## Crowdfunding & Local Austin Economy

Crowdfunding has exploded as a way for normal people to support projects they love. We want to launch this company with the community so we're giving you a chance to own a piece, instead of professional investors. Our one-of-a-kind deal combines revenue-sharing **return of original investment PLUS ownership in the company.** Every investor is also an ambassador that can earn FREE dog food while helping us grow and returning more money to investors.


We did it

## Size of Opportunity

With 500,000 dogs and almost as many cats in Austin, there's a ton of room for growth in the local community. We'll expand products as we grow.


DoggieBag
A complete & balanced meal.
Made from local, upcycled restaurant kitchen scraps.
Chicken + Pork
Cat Food
Toppers
Treats

## Timeline

- Earth Week - Launch private Wefunder early access
- Late-May - Launch public community round, pre-orders open, finalize recipe & operational processes
- Late-June - Launch deliveries

## Investment Terms

Wefunder can't even properly display the terms because they're so unique. We want to quickly start returning your investment capital while also giving you ownership in the company to share in upside as the company grows.

- Revenue Share - investors will receive 5% of Net Revenues until their investment is returned in full!
- Equity - investors will also receive stock in the company that may receive benefits later through future transactions or profit sharing

It's the best of both worlds! Get your money back and still own a piece of the company!

## Invest today! The round will fill quickly!

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# Downloads

SHELF - The Conscious Pet Launch Campaign 2022 1 .pdf